SICHENZIA ROSS FRIEDMAN FERENCE LLP

1065 AVENUE OF THE AMERICAS NEW YORK NY 10018

TEL 212 930 9700    FAX 212 930 9725    EMAIL: INFO@SRFF.COM

September 20, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Song P. Brandon, Esq.

Re:	Vertical Health Solutions, Inc.
Schedule 14C
File No. 001-31275

Ladies and Gentlemen:

We are counsel to Vertical Health Solutions, Inc., a Florida corporation (the “Company”). This letter responds to your letter dated September 13, 2005, relating to comments of the Staff in connection with the above-referenced submission.

The responses to the Staff’s comments are numbered to relate to the corresponding comments in your letter.

1. We have revised the disclosure to indicate that the Company has no current intentions or understandings to issue any additional shares of common stock. The reference to the conversion of preferred stock was erroneously included and has been removed.

2. The reference to the conversion of preferred stock was erroneously included and has been removed.

3. We have revised the disclosure to include the proposed issuance of options to out Chief Financial Officer. We have also indicated that the Company has no other plans or arrangements to issue options.

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Securities and Exchange Commission

September 20, 2005

We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact me at 212-930-9700.

Very truly yours,

/s/ THOMAS A. ROSE
Thomas A. Rose